
November 30, 2023

J. Todd Koning
Executive Vice President and Chief Financial Officer
Alphatec Holdings, Inc.
1950 Camino Vida Roble
Carlsbad, CA 92008

> **Re: Alphatec Holdings, Inc.**
> **Form 10-K filed February 28, 2023**
> **Form 8-K filed February 28, 2023**
> **File No. 000-52024**

Dear J. Todd Koning:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K filed February 28, 2023

Exhibit 99.1
Reconcilation of Non-GAAP Financial Measures, page 7

1. We note your adjustment related to inventory excess and obsolete write-downs. These adjustments appear to be part of the normal course of your operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Specifically, we note that in order to market your products effectively and meet the demands of interoperative product placement, the Company maintains and provides surgeons and hospitals with a variety of inventory products and sizes. For each surgery, fewer than all components will be consumed. The need to maintain and provide a wide variety of inventory causes inventory to be held that is not likely to be used. Please confirm you will no longer exclude these inventory losses from your Adjusted Gross Profit, Adjusted Gross Profit Margin and Adjusted EBITDA measures.

2. Please expand your disclosures to disclose the nature of the ligation expenses you remove from your non-GAAP measures. Explain how you determined that these expenses do not represent normal recurring cash expenses. Please refer to the guidance in Question 100.01 of the Division's C&DIs on non-GAAP financial measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services